EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street

Netanya 4250407, Israel

NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

We cordially invite you to the 2017 Annual General Meeting of Shareholders, or the Meeting, to be held at 10:00 a.m. (Israel time) on Thursday, August 3, 2017 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purposes:

(1)	To elect six (6) directors, each for a term expiring at our 2018 Annual General Meeting of Shareholders; and

(2)	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2017, and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2016 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on June 26, 2017 are entitled to notice of and to vote at the Meeting. You can vote either by returning your proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

This notice is being sent to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000. The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is July 6, 2017.

We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the Meeting. Shareholders may also review the proxy statement on our company’s website at www.rada.com or at our principal executive offices at 7 Giborei Israel Street, Netanya, Israel, upon prior notice and during regular working hours (telephone number: +972- 9-8921111) until the date of the Meeting.

By Order of the Board of Directors,

Yossi Ben Shalom
Chairman of the Board of Directors

June 29, 2017

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street

Netanya 4250407, Israel

PROXY STATEMENT

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd. to be voted at the 2017 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2017 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on August 3, 2017 at our offices at 7 Giborei Israel Street, Netanya, Israel.

This Proxy Statement, the attached Notice of 2017 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about June 29, 2017.

Purpose of the 2017 Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (1) to elect six (6) directors, each for a one-year term expiring at our 2018 Annual General Meeting of Shareholders; and (2) to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2017, and to authorize our Board of Directors to determine their compensation based on the recommendation of our Audit Committee. In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2016 will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of directors and the proposal set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our Ordinary Shares, as of the close of business on June 26, 2017, are entitled to notice of, and to vote in person or by proxy, at the Meeting. As of June 26, 2017, the record date for determination of shareholders entitled to vote at the Meeting, there were 22,172,699 outstanding Ordinary Shares.

●	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

●	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If within half an hour from the time designated for the adjourned Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each Ordinary Share entitles the holder to one vote upon each of the matters to be presented at the Meeting. For the election of directors in Proposal 1 and for Proposal 2, an affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required for approval.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Meeting

We will publish the final results of the matters voted on at the Meeting in a Form 6-K filed with the SEC promptly following the Meeting. You may obtain a copy of the Form 6-K through either of the following means:

●	reviewing our corporate news and SEC filings at: http://www.rada.com/corp/news.html.

●	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov.

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our named executive office holders during or with respect to the year ended December 31, 2016, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the SEC on March 27, 2017.

Securities Ownership by Certain Beneficial Owners and Management

The following table sets forth certain information as of June 26, 2017 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding Ordinary Shares, and (ii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership
DBSI Investments Ltd. (2) (3)	13,423,907	49.8%
Phoenix Insurance Company(4)	1,904,762	6.1%
Howard P.L. Yeung (5)	1,786,009	5.8%
All directors and executive officers as a group (10 persons)	200,000	*

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The number of Ordinary Shares and the percentage of ownership are based on 22,172,699 Ordinary Shares issued and outstanding, including 4,700,193 Ordinary Shares issuable upon exercise of outstanding warrants of DBSI. The number of Ordinary Shares beneficially owned by DBSI excludes up to a maximum of 2,032,911 convertible loan shares potentially issuable to DBSI upon conversion of a convertible loan in an amount of $3,175,000 that may be funded by DBSI to the company.

(3)	Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of the 13,423,907 Ordinary Shares of the company beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd., or BRYN. Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (collectively referred to as the Dotans). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which the Dotans would be entitled by virtue of their shareholdings in BRYN, with the exception of the disposition of such shares. According to the terms of the power of attorney, the Dotans are required to give notice of not less than 90 days to (i) revoke the power of attorney, thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

(4)	Held by The Phoenix Insurance Company Ltd. and its affiliate, Shotfut-Menayot-Israel-HaPhoenix Amitim Ltd., following a direct registered offering by the company of 1,904,762 Ordinary Shares on November 10, 2016. The address of The Phoenix Insurance Company is Derech Hashalom 53, Givataim, 5345433, Israel.

(5)	Based on information known to the company. Includes 1,560,995 outstanding Ordinary Shares held by an affiliated company of Mr. Yeung. In addition, although not presented on the Schedule 13D/A as an admission of beneficial ownership by Mr. Howard P.L. Yeung, we are including 225,015 Ordinary Shares held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother, Kenneth Yeung. The address of Mr.. Yeung is 2202 Kodak House II, 39 Healthy Street, North Point, Hong Kong.

1. ELECTION OF SIX (6) DIRECTORS

(Item 1 on the Proxy Card)

The terms of office of six of our directors, Mr. Yossi Ben Shalom, Mr. Herzle Bodinger, Mr. Nir Cohen, Mrs. Kineret Ya’ari, Mr. Israel Livnat and Mr. Guy Zur expire as of the Meeting, and they will be standing for re-election to serve as directors for one-year terms to hold office until our 2018 Annual General Meeting of Shareholders.

Pursuant to our articles of association, our Board of Directors may consist of no less than four (4) and no more than twelve (12) members. In addition to the six directors standing for re-election at this Meeting, we have four additional directors, two of which are “external directors” as defined and required by the Israeli Companies Law. All the members of our Board of Directors, except for the external directors, may be re-elected upon completion of their term of office.

In general, under Nasdaq Stock Market Rules, a majority of our Board of Directors must qualify as independent directors and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the SEC and Nasdaq. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of the comparable requirements of Nasdaq Stock Market Rules. We do not comply with the Nasdaq requirement to maintain a majority of independent directors, as defined under the Nasdaq Stock Market Rules. Instead, we follow Israeli law and practice which require that we appoint at least two external directors, within the meaning of the Israeli Companies Law, to our Board of Directors.

We also do not follow the Nasdaq requirement regarding the process for the nomination of directors. Instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders. Our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

As required by Israeli law, each of the director nominees has declared in writing that: (i) he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of our company; (ii) he was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him from serving as a director; and (iv) he has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

Accordingly, our Board of Directors recommends a vote “FOR” the election of each of Messrs. Yossi Ben Shalom, Herzle Bodinger, Nir Cohen, Israel Livnat and Guy Zur, and Mrs. Kineret Ya’ari to serve as directors until our 2018 Annual General Meeting of Shareholders. We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Messrs. Yossi Ben Shalom, Nir Cohen and Israel Livnat and Mrs. Kineret Ya’ari were appointed as directors on May 18, 2016 by our board of directors pursuant to the investment transaction with DBSI Investments Ltd., to serve as directors until this Meeting. Mr. Herzle Bodinger was last re-elected at our Annual General Meeting on August 31, 2016 for a one-year term. Mr. Guy Zur was appointed by our board of directors, effective March 27, 2017 to serve as director until this Meeting. All of the nominees are standing for re-election for a one-year term until our 2018 annual general meeting.

Set forth below is information about the nominees, including their age, principal occupation, recent business history and other directorships held.

Yossi Ben Shalom, 61, was appointed as a director effective as of May 18, 2016 and has served as the Chairman of our Board of Directors since June 14, 2016. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. from 1998 through 2000. Before that, Mr. Ben Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben Shalom was an active director on numerous boards, including: NICE Systems (NICE), (computer telephony); Machteshim Agan (chemistry); and Investec Bank, among others. He also participated in the creation of TDA VC Fund (a joint venture between Templeton and Tadiran) and was an active Chairman of Scopus Technologies Ltd. Mr. Ben Shalom is a co-founder of DBSI Investments Ltd. As such, he currently serves as the Chairman of Pointer Telocation Ltd. (NASDAQ: PNTR) and Chairman of Shagrir Group Car Services Ltd. (TASE: SHGR). Mr. Ben Shalom also serves as a director of several other companies: Taldor Computer Systems (1986) Ltd.; Danel (Adir Joshua) Ltd.; D.B.S.I. Investments Ltd.; The 8 Note Production & Distribution Ltd.; Hatav Hashmini Hachadash 2000 Ltd.; Car 2 Go Ltd.; Matzman Et Merutz Milenum Ltd.; Kafrit Industries (1993) Ltd.; Ben Shalom Edna and Joseph (Holdings) Ltd.; Pulpit Rock Investments Ltd.; White Condor Holdings Ltd.; Ecommunity - Social Corporation For The Recycling Of Electronic Waste Ltd. Mr. Ben Shalom holds a B.A. degree in Economics and an M.A. degree in Business Management from Tel Aviv University.

Herzle Bodinger, 74, served as the executive chairman of our board of directors from July 1998 and until June 2016. General (Res.) Bodinger first joined us in May 1997 as the chief executive officer of our U.S. subsidiary and was appointed our chief executive officer in June 1998. General Bodinger served as our chief executive officer from 1998 until 2001 and from June 2006 until July 2007. General Bodinger served as the Commander of the Israeli Air Forces from January 1992 through July 1996. During the 35 years of his service in the Israeli Defense Forces, he also served as a fighter pilot while holding various command positions. General Bodinger holds a B.A. degree in Economics and Business Administration from the Bar-Ilan University and completed the 100th Advanced Management Program at Harvard University.

Nir Cohen, 45, was appointed as a director effective as of May 18, 2016. Mr. Cohen serves as Chief Financial Officer of DBSI Investments Ltd. and of its affiliate – Shiraz DS Investments Ltd. As the CFO of both DBSI and Shiraz, Mr. Cohen serves as a director in several companies: Taldor Computer Systems (1986) Ltd.; Pointer Telocation Ltd. (NASDAQ: PNTR); Danel (Adir Joshua) Ltd.; Altshuler Shaham Insurance Company Ltd.; Altshuler Shaham Investment Portfolio Management Ltd.; Altshuler Shaham Mutual Funds Management Ltd.; Altshuler Shaham Provident Funds and Pension Ltd.; and Shagrir Group Vehicle Services Ltd. (TASE: SHGR). Before joining DBSI Investments, Mr. Cohen served as partner and CFO of Argoquest Holdings, LLC, a privately held U.S.-based investment company specializing in high-tech investments. Prior to joining Argoquest, Mr. Cohen served as a senior associate at Kesselman & Kesselman, an Israeli affiliate of the global accounting firm PricewaterhouseCoopers (PwC). Before joining PwC, Mr. Cohen worked as an auditor for the accounting firm KPMG in Israel. Mr. Cohen holds a B.A. degree in Accounting and Business Management from the College of Management and is a Certified Public Accountant in Israel.

Kineret Ya’ari, 33, was appointed as a director effective as of May 18, 2016. Mrs. Ya’ari serves as an Economist at DBSI Investments Ltd. Mrs. Ya’ari also serves as a director of Taldor Computer Systems (1986) Ltd. and Shagrir Group Vehicle Services Ltd. (TASE: SHGR). Before joining DBSI Investments, Mrs. Ya’ari served as a senior business analyst at Giza Singer Even, a financial advisory and investment banking firm in Israel. Mrs. Ya’ari holds a B.A. degree in Economics and Management and an M.B.A. degree in Accounting and Finance from Tel Aviv University.

Israel Livnat, 66, was appointed as a director effective as of May 18, 2016. Mr. Livnat is the founder and Chairman of Anteo WW AG, which developed a software platform for physical-security, cyber-security safety and other business continuity applications. Mr. Livnat was the President of the Security Group at Nice Systems Ltd. from May 2006 until August 2011. Prior to joining NICE and since 2001, he served as the President and CEO of Elta Systems Ltd., the leading defense company in Israel for radar, signal intelligence and communication systems. Prior to this position Mr. Livnat headed the MLM division of Israeli Aircraft Industries, leading the development of the Arrow weapons system, the Israeli Shavit satellite launcher and other airborne command and control systems. Before that he was VP Engineering of the MLM division and director for hardware engineering at Daisy Systems of Mountain View, California, a leading developer of hardware and software for large computer-embedded systems. Mr. Livnat holds a B.Sc. degree and an M.Sc. degree in Electrical Engineering from the Technion-Israel Institute of Technology, and an Executive MBA degree from Stanford University, California. He was awarded the prestigious Israeli Industry Prize for 2004.

Guy Zur, 56, was appointed as a director effective as of March 27, 2017. Mr. Zur joined the Israeli Defense Forces, or the IDF, in 1983 and served in the military in a variety of positions until 2016, at which time he held the rank of Major General. Mr. Zur served as the Commander of the Ground Forces from 2013 until 2016. Between 2010 and 2013, Mr. Zur served as the Head of the IDF Planning Division, and between 2007 and 2010, he served as the Commander of the National Training Center for Ground Training (NTC). Mr. Zur holds an MBA degree from Be’er Sheva University, is an alumnus of the Royal College of Defense Studies, London, and holds a B.Sc. degree in Mechanical Engineering from Tel Aviv University.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each of the nominees to serve as our directors until our 2018 Annual General Meeting of Shareholders.

Directors Continuing in Office

Messrs. Gruber and Dumanis were elected and appointed to serve as directors for three year terms when the company followed a three class system of directors serving three-year terms, which was discontinued in 2016. As external directors, Mr. Sigal and Ms. Mor serve three-year terms.

Ben Zion Gruber, 59, has served as a director since June 2002. He was elected in 2015 to serve as a director for a three year term which will end at the annual general meeting of shareholders to be held in 2018. Mr. Gruber is a founder and manager of several real estate and construction companies and an entrepreneur involved in several hi-tech companies. Mr. Gruber is a Colonel (Res.) of the IDF serving as Brigadier Commander of a tank battalion. Mr. Gruber is a member of the Board of Employment Service of the Government of Israel. Mr. Gruber also serves on the board of directors of the Company for Development of Efrat Ltd., and the Association of Friends of Kefar Shaul Hospital. Mr. Gruber serves on the Ethics Committees of the Eitanim and Kefar Shaul Hospitals as well as a director of several other charitable organizations. Mr. Gruber holds a B.Sc. degree in Engineering of Microcomputers from “Lev” Technology Institute, an M.A. degree in Behavioral Sciences from Tel Aviv University and is currently studying for his Ph. D degree in Behavioral Sciences at the University of Middlesex, England. In addition, Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship. Mr. Gruber will serve as director until our 2018 annual general meeting of shareholders.

Alon Dumanis, 67, has served as an independent director since September 2015, when he was appointed by our board of directors to serve as a director for a three year term which will end at the annual general meeting of shareholders to be held in 2018. Dr. Dumanis is the Chief Executive Officer of Docor International Management Ltd., Dumanis Investments Ltd., Dumanis Holdings Ltd. and Dumanis Ventures Ltd., and the General Manager of Crecor B.V. and Docor International B.V., Dutch investment companies, subsidiaries of The Van-Leer Group Foundation. Dr. Dumanis is currently chairman of Aposense (TASE-APOS), Van Leer Xenia (Jerusalem Technology Incubator), XSight Systems, Softlib, SPNano, a member of the board directors of Nova Measuring Instruments (NASDAQ-NVMI), and a member of the board of directors of other hi-tech companies in Docor’s investment portfolio. Dr. Dumanis is a former member of the board of directors of El Al Israel Airlines (TASE-LY), Tadiran Communications (TASE-TDCM), Gat Cold Storage Industries Ltd., Bondx Ltd., DNR Imaging, Clariton Networks, HumanEyes Ltd., Cellaris Ltd., Fourier Systems Ltd., Collplant (TASE-CLPT), IceCure (TASE-ICCM), Macrocure (NASDAQ-MCUR), Spectronix (TASE-SPCT), Check Cap (NASDAQ CHEK), Protalix Biotherapeutics (NYSE-PLX) and Inventech Investments Co. Ltd. (TASE-IVTC). Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force holding the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published on a number of subjects, including technology and management. Dr. Dumanis holds a Ph.D. degree in Aerospace Engineering from Purdue University, Indiana.

Mr. Elan Sigal, 50, has served as an external director since August 2013. He has been the chief financial officer of Landa Corporation (Israel), an Israeli company that develops printing systems with propriety Nanography technology for the commercial market since January 2013. Between January 2008 and December 2012, Mr. Sigal was the chief financial officer of Objet Geometries Ltd., an Israeli company that is engaged in the design, development and manufacture of 3D printers. Between 2004 and December 2007, Mr. Sigal served as the chief financial officer of our company. From May 2000 to December 2003, Mr. Sigal worked as a management consultant in the London office of McKinsey & Co., a leading global management consulting firm. Mr. Sigal served as a fighter pilot in the Israeli Air Force for ten years. Mr. Sigal holds a B.A. degree in Economics from Tel Aviv University. Mr. Sigal’s term of service as external director is until August 3, 2019.

Nurit Mor, 73, has served as an external director since August 2006. Ms. Mor also served as an external director of Aspen Real Estate Ltd. from September 2005 until June 2009 and I.B.I. Investment House Ltd. from May 2004 to June 2010, both of which are Israeli public companies. From 1973 to 2003, Ms. Mor served in senior positions in the Bank of Israel, including in the public complaints and banking supervision department. Ms. Mor holds a B.A. degree in Economics and Statistics and a diploma in Business Administration, both from the Hebrew University of Jerusalem and an M.A. degree in Labor Studies from Tel Aviv University. Ms. Mor’s term of service as external director is until October 21, 2018.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors. The majority of the members of the audit committee must be independent directors. Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine year period will not be deemed to interrupt the nine year period). However, Israeli companies listed on certain stock exchanges outside Israel, including the Nasdaq Capital Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions. The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder’s relatives. Any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder may not be a member of the audit committee. Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter. However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting.

The responsibilities of the audit committee include, among others, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, review of the internal controls of the company, the internal auditor’s audit plan and the independent auditor’s engagement and compensation. The audit committee is required to establish and monitor whistleblower procedures. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

In addition, the Nasdaq Stock Market Rules require us to establish an audit committee comprised of at least three members, all of which must be financially literate, satisfy the respective “independence” requirements of the SEC and Nasdaq and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company, proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

Our Audit Committee is currently composed of Ms. Nurit Mor and Mr. Elan Sigal, our external directors under Israeli law, and Dr. Alon Dumanis, our independent director. The Audit Committee meets at least once each quarter. Our Board of Directors has determined that Mr. Sigal qualifies as an audit committee financial expert, as defined by rules of the SEC as well as being a director having a financial and accounting expertise in accordance with the requirement of the Israeli Companies Laws.

2. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

(Item 2 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent public accountants in 1999 and has re-appointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2017 pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to determine the compensation of our independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services. With respect to fiscal year 2016, we paid Kost Forer Gabbay & Kasierer approximately $83,000 for audit services and approximately $22,000 for non-audit services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the independent registered public accountants of RADA Electronic Industries Ltd., to conduct the annual audit of its financial statements for the year ending December 31, 2017, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to determine the remuneration of such independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the consolidated financial statements for the year ended December 31, 2016 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

The foregoing auditor’s report and consolidated financial statements for the year ended December 31, 2016 as well as our annual report on Form 20-F for the year ended December 31, 2016 (filed with the SEC on March 27, 2017), may be viewed on our website at www.rada.com or through the EDGAR website of the SEC at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

Yossi Ben Shalom
Chairman of the Board of Directors

Dated: June 29, 2017